Exhibit 99.1

NEWS RELEASE

9 AUGUST 2023, 4PM ET / 22:00 CET

Cigna Expands Commercial and Medicare Advantage
Coverage to Include Mdxhealth’s Select mdx for Prostate Cancer Test

Expansion of coverage with Cigna now includes full menu of Company’s precision diagnostic prostate cancer tests, representing more than 15 million lives under coverage

IRVINE, CA, and HERSTAL, BELGIUM – August 9, 2023 – MDxHealth SA (NASDAQ/Euronext: MDXH), a commercial-stage precision diagnostics company, today announced that Cigna has expanded commercial and Medicare Advantage coverage to include the Company’s Select mdx for Prostate Cancer test. With the addition of Select mdx, Cigna will now provide insurance coverage across mdxhealth’s full menu of precision diagnostic cancer tests, including its Confirm mdx and Genomic Prostate Score (GPS) tests. Contracted coverage with Cigna for the Select mdx test is expected to take effect in Q4 of this year.

Michael K. McGarrity, CEO of MDxHealth, commented: “We are very pleased to announce this expansion of coverage with one of the largest health insurers in the United States, which will cover both commercial lives and Cigna’s substantial Medicare Advantage population. Expanding insurance coverage for our precision diagnostic tests remains a strategic priority at mdxhealth, and today’s announcement reflects our commitment to deliver our full menu of precision diagnostic prostate cancer solutions, all of which are included in the NCCN Guidelines, to help improve the diagnosis and management of prostate cancer.”

In the United States, prostate cancer is the most common and the second deadliest cancer for men. Nearly 280,000 prostate cancers are diagnosed annually in the U.S.1, and 69% of these cases are determined to be localized cancers that require either active surveillance or treatment decision. There are approximately 3 million prostate cancer screenings conducted in the U.S. which show elevated PSA results. Approximately 500,000 men undergo biopsies annually, but 60% of biopsies do not reveal cancer and may lead to increased complications and hospitalization. Moreover approximately 30% of cancer-negative biopsies are false negatives, meaning these patients actually have cancer.

About Select mdx

Select mdx for Prostate Cancer is a proprietary urine-based mRNA test that offers a non-invasive method to assess a patient’s risk for clinically significant prostate cancer. Select mdx helps identify men at increased risk for undetected aggressive, potentially lethal, prostate cancer who may benefit most from a prostate biopsy and earlier detection. The test delivers a negative predictive value of 95% for clinically significant disease, helping to reduce the need for MRI procedures and invasive prostate biopsies, thereby reducing healthcare costs. The test has been included in the Early Detection for Prostate Cancer National Comprehensive Cancer Network (NCCN) clinical guidelines.

About mdxhealth®

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands.

For more information, visit mdxhealth.com and follow us on social media at:

twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

[1]	https://seer.cancer.gov/statfacts/html/prost.html

For more information:

mdxhealth info@mdxhealth.com

LifeSci Advisors (IR & PR) US: +1 949 271 9223 ir@mdxhealth.com

Forward-looking statements

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding the acquisition of Oncotype DX® GPS prostate cancer business from Exact Sciences including statements regarding the anticipated benefits of the acquisition; statements regarding expected future operating results; statements regarding product development efforts; and statements regarding our strategies, positioning, resources, capabilities and expectations for future events or performance. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, and all other trademarks and service marks, are the property of their respective owners.